Exhibit 99.5
CONSENT OF EXPERT
October 29, 2020
Eldorado Gold Corporation
United States Securities and Exchange Commission

Ladies and Gentlemen:
Re: Eldorado Gold Corporation

I, Paul Skayman, do hereby consent to:
(1)the inclusion in this Current Report on Form 6-K of Eldorado Gold Corporation (the “Company”) of the scientific and/or technical information relating to the Company's operating mines and development projects contained in the Company’s Management’s Discussion and Analysis dated October 29, 2020 (the “Technical Information”) being filed with the United States Securities and Exchange Commission (the “SEC”) under cover of Form 6-K; and
(2)the filing of this consent under cover of Form 6-K with the SEC and of the incorporation by reference of this consent, the use of my name and the Technical Information into the Company’s Registration Statement on Form F-10 (No. 333-233055), and any amendments thereto, filed with the SEC.

By:	/s/ Paul Skayman
Paul Skayman, FAusIMM
Consultant